FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a — 16 or 15d — 16 of
the Securities Exchange Act of 1934
For the month of March 2011
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82      ).
This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendment, filed April 16, 2010, to the Registration Statement on Form F-3 of HSBC Holdings plc (Registration No. 333-158065).

EXHIBIT LIST

Exhibit	Description
99.1	Amended Item 9 of, and amended Exhibit Index to, HSBC Holdings plc’s Registration Statement on Form F-3.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
By:	/s/ Christopher Spooner
Name:	Christopher Spooner
Title:	Group General Manager

Date: 29 March 2011